UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                 No  ☒

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Call for an Ordinary and Extraordinary General Shareholders’ Meeting – April 29, 2016.

Item 1

NORTEL INVERSORA S.A.

Buenos Aires, March 28th, 2016

Mr. President of the

Comisión Nacional de Valores

(“CNV” or National Securities Commission)

Marcos Ayerra

S / D

Ref: Call to Annual and Extraordinary General

Stockholders’ Meeting on April 29, 2016

Dear Sir:

As attorney-in-fact of Nortel Inversora S.A., I hereby notify you that today, March 28th 2016, Nortel’s Board of Directors resolved to call its stockholders to the Annual and Extraordinary General Stockholders’ Meeting on first call, to be held on April 29, 2016, at 3 pm, for purposes of considering the documentation corresponding to the fiscal year ended on December 31, 2015.

We will timely submit the documentation required by Section 4, Chapter II, Title II of the Rules of the CNV (N.T.2013).

Without further ado, I take this opportunity to greet you sincerely.

María Blanco Salgado

Attorney-in fact

Nortel Inversora S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: March 28, 2016	By:	/s/ María Blanco Salgado
Name: Maria Blanco Salgado
Title: Officer in Charge of Market Relations